1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 23, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
BOARD RESOLUTIONS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 20 July 2007, the Board of Directors of Aluminum Corporation of China Limited (the "Company") considered and approved the following resolutions by way of written resolutions, the approval and voting of which were in compliance with the requirements of laws, regulations, rules and the Articles of Associations of the Company.

1.	"The Explanations of the Proposal in Relation to the Merger by Absorption of Baotou Aluminum Co., Ltd. by Aluminum Corporation of China Limited" is approved.

2.	The Agreement on Merger by Absorption of Baotou Aluminum Co., Ltd by the Company is approved and the Company is authorised to sign the agreement.

3.

Aluminum Corporation of China and its related parties be exempted from making an offer to the shareholders of the Company due to the increase of the shareholding of Aluminum Corporation of China in the Company as a result of the relevant merger by absorption.

4.

An executive committee of the Board is authorised to amend the Articles of Association of the Company according to the specific situation of the merger and to handle the relevant procedures for record filing the amended Articles of Association with relevant regulatory authorities (including the State-Owned Asset Supervision and Administration Commission and the Administrations for Industry and Commerce).

5.

The 2007 second special general meeting and the separate class meetings of the holders of domestic shares (A shares) and the holders of overseas listed foreign shares (H shares), respectively, be convened for the purpose of considering and approving the special resolutions on the merger by absorption of Baotou Aluminum Co., Ltd. by issue of new A shares of the Company. The meetings date will be subject to further notice. For details relating to the meetings, please refer to the notices of meeting to be issued in due course.

The aforesaid resolutions 2, 3 and 4 are subject to the consideration and approval at the general meeting of the Company.

In addition, in accordance with the requirements of the Shanghai Stock Exchange, the Company has published the following documents on the website of the Company with the Shanghai Stock Exchange on 23 July 2007 (www.sse.com.cn).

1.	Explanations on Proposal for Merger by Absorption of Baotou Aluminum Co. Ltd. by Aluminum Corporation of China Limited.

2.	Agreement on Merger by Absorption of Baotou Aluminum Co., Ltd. by Aluminum Corporation of China Limited.

3.	Summary of the Explanations on Proposal for Merger by Absorption of Baotou Aluminum Co. Ltd. by Aluminum Corporation of China Limited.

4.	Financial Advisor's Report on Merger by Absorption of Baotou Aluminum Co. Ltd. by Aluminum Corporation of China Limited by Way of Share Exchange.

5.	Letter of Independent Directors on Merger by Absorption of Baotou Aluminum Co. Ltd. by Aluminum Corporation of China Limited.

6.	Pro Forma Consolidated Accounting Statements and Audit Report of Aluminum Corporation of China Limited for year 2006.

7.	Legal Opinions Issued by Beijing Jiayuan Law Firm Regarding Merger by Absorption of Baotou Aluminum Co. Ltd. by Aluminum Corporation of China Limited.

8.	Report of the Change in Equity Interests of Aluminum Corporation of China Limited in Summary Form.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 20 July 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Helmut Wieser (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary